
April 12, 2023

Chong Jiexiang Aloysius
Chief Executive Officer
Simpple Ltd.
71 Ayer Rajah Crescent
#03-07
Singapore 139951

> **Re: Simpple Ltd.**
> **Registration Statement on Form F-1**
> **Filed April 3, 2023**
> **File No. 333-271067**

Dear Chong Jiexiang Aloysius:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1 filed April 3, 2023

Taxation, page 98

1. We note that opinion no. 4 of the legal opinion filed as Exhibit 5.1 explains that statements in the "Taxation" section, to the extent that they constitute statements of Cayman Islands law, are the opinion of Harney Westwood & Riegels Singapore LLP. Please revise this section to state that the disclosure with respect to Cayman Islands tax law is the opinion of Harney Westwood & Riegels Singapore LLP.

General

2. We note that you "expect to name four additional directors, three of them independent directors, upon the SEC's declaration of effectiveness ... ." If such director nominees are

currently known, please file a consent for each director nominee. Refer to Securities Act Rule 438.

3. Please ask counsel to revise its opinion to reflect the number of shares to be offered, including any over-allotments, and include an opinion on the legality of the warrants being offered. Refer to Staff Legal Bulletin No. 19.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Blaise Rhodes at 202-551-3774 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Lawrence S. Venick